Mail Stop 3561

February 5, 2008

Chi Tai Shen
Sino-Global Shipping America, Ltd.
36-09 Main Street
Suite 9C-2
Flushing, New York 11354

      Re: Sino-Global Shipping America, Ltd.
                Registration Statement on Form SB-2
                Filed January 11, 2008
                File No. 333-148611

Dear Mr. Shen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with any artwork that you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

2. Please tell us how the timing of the two prospectuses is supposed to work. Is the intent that the mini/max transaction will close before any of the selling shareholders will be able to sell their shares? If so, what provisions are in place to monitor this?

3. Since Form SB-2 has been eliminated, please file the amendment on Form S-1. You may continue to use the SB-2 disclosure metrics for the next six months.

Our Company, page 1

4. Because of the disparity in size between you and the two largest shipping agency companies, we suggest that you revise the statement in the second sentence that you are "one of the largest" of such companies. Instead, give the percentages of the market you and each of the two large companies have.

Summary and Selected Financial Information, pages 5 and 28

5. Please explain in detail to us why it is appropriate under generally accepted accounting principals to consolidate Sino-Global Shipping Agency Ltd. for the periods presented in your filing, considering that the contractual relationship was consummated on November 14, 2007, which is after the date of your latest balance sheet. In this regard, you should provide a detailed explanation of the nature of the relationship between Sino-Global Shipping America, Ltd. and Sino-Global Shipping Agency Ltd. prior to the consummation of the contractual relationship. Your response should include the specific accounting literature relied upon in your treatment and, assuming a satisfactory response, the notes to the consolidated financial statements will require clear and complete disclosure of this accounting treatment, thereof.

The PRC owns part of our two largest competitors, page 6

6. Please revise or remove the first two sentences, as it is inappropriate to include such marketing language in the risk factors section.

Our revenues are highly dependent on China's use of iron ore, page 7

7. Please include a separate, appropriately captioned risk factor for the risk disclosed in the last two sentences of the first paragraph of this factor.

We are heavily dependent upon the services of experienced personnel, page 8

8. We note your disclosure that the quality of your software products and the effectiveness of installation and training could be materially impaired if you are unable to effectively obtain and maintain skilled personnel. Please (i) describe for

us each of your software products and the nature of the installation; (ii) tell us if you have capitalized any costs associated with these software products and quantify the amount; and (iii) provide your accounting policy for software products and installation.

We rely on dividends paid by our subsidiary for our cash needs, page 11

9. Please add a separate, appropriately captioned risk factor for the risk that the new tax will reduce your income by 20%. The risk might include the pro forma amounts such a change might have made to your historical net income to show the effects.

Fluctuation in the Value of the Renminbi may have a material adverse effect, page 12

10. Reference is made to the last sentence whereby you state that the Renminbi is your reporting currency. This appears contrary to disclosure in note 2(d) – Translation of Foreign Currency on page F-7 in the consolidated financial statements that states your consolidated financial statements are presented in U.S. dollars. Please advise or clarify the disclosure in this narrative risk factor section to conform with the presentation of your reporting currency in the consolidated financial statements.

We have received guidance from our underwriter's counsel, page 17

11. Please delete this entire risk factor as an impermissible disclaimer of liability under federal securities laws.

Overview, page 29

12. It appears that the consolidated net income of $0.56 million, $1.14 million and $0.20 million should be income before non-controlling interest in income. Please revise your discussion.

Consolidation of Variable Interest Entities, page 31

13. Please revise your disclosure to provide greater detail in why you believe Sino-China should be considered a VIE. For example, disclose why the equity holders of Sino-China lack the characteristics of a controlling financial interest and disclose the reason why you believe that you are the primary beneficiary.

Earnings per Share, page 33 and Note 2(a) Basis of Presentation, page F-7

14. Reference is made to the disclosure in note 1 to the summary and selected financial information on pages 5 and 28, the discussion on earnings per share in

MD&A as well as your consolidated financial statement presentation whereby you state that you have only been able to include the net income of Sino-Global Shipping Agency ("Sino-China") in your net income since November 14, 2007 when you executed a number of control agreements. It appears this statement represents the reason why the presentation in your consolidated financial statements reflects a non-controlling interest amount attributable to Sino-China that reduces your net income in all periods. Please explain why this presentation and treatment of excluding the net income of Sino-China for periods prior to November 14, 2007 is consistent with your presentation in otherwise consolidating Sino-China for all periods as a VIE when the contractual relationship agreements were not executed until November 14, 2007. We also refer you to our other comment on the appropriateness to consolidate Sino-China for all periods presented in the filing.

Results of Operations, page 33

15. Please explain to us and in your filling the reason for the decline in the average charge rate and whether you believe that this trend will continue. In addition, discuss the impact of this decline on your future financial condition and results of operation.

16. Given the size of the decreases in the average charge rate and to the extent that they are indicative of an overall trend, consider adding disclosure in the prospectus summary section in regards to the decreased rates.

17. Please expand your disclosure to discuss in greater detail the substantial increase in the number of ships your serve. For example, clarify whether this is because you started servicing a new port, whether you obtained a new client, or whether your largest clients increased their amount of business with you. Adding greater detail will help investors better understand your current financial position and assess any related trends.

Operating Activities, page 35

18. Please discuss the material factors that impact the comparability of operating cash flows in terms of cash. As you use the indirect method, merely reciting changes in line items reported in the statement of cash flows is not sufficient. Refer to Section IV.B of FR-72 for guidance.

Company Structure, page 37

19. Please provide a more detailed discussion of your ability to receive dividends from Trans Pacific. Your revised disclosure should, among other things, discuss

the limitations on your ability to receive dividends and the impact these
limitations have on your liquidity.

China's Economic Development, page 39

20. Please provide support to us for your assertion that 400 of the world's largest 500
companies are investing in China.

Our Strategy, page 40

21. Please provide support for your claim that you "offer an attractive alternative to
companies that wish to have a closer relationship with their shipping agency" or
revise to remove this assertion.

22. Please expand your disclosure to discuss what it means that you have obtained
ISO9000 and UKAS certifications.

Customers, page 41

23. For purposes of consistency, we recommend that you disclose the percentage of
your revenues that are derived from Jardine Shipping Agencies. Also, please
remove the marketing language from your customer descriptions, such as the
indication that Jardine is a "leading" shipping services provider.

Position as one of the largest Chinese shipping agencies, page 41

24. Consistent with comment number 4 above, please tell us whether any of the other
non-government owned shipping agencies also have branches in 5 or more ports.

Competition, page 42

25. While it is helpful to understand that your industry is dominated by two large
competitors, if applicable, please expand your disclosure to also discuss
competitors that are comparable to you in regards to their size and revenues.

Executive Officers and Directors, page 46

26. Please clarify whether Zhang Mingwei is the Chief Executive Officer, as
indicated in the narrative description, or the Chief Financial Officer, as indicated
in the table.

27. Please disclose the period during which each director has served in that capacity.

Executive Compensation, page 47

28. Please revise the table so that it discloses annual compensation rather than the estimated compensation paid.

Consolidated Financial Statements

(g) Revenue Recognition, page F-8

29. Considering your disclosure that you act as an agent for your clients, please explain how your revenue recognition policy complies with EITF 99-19.

PRC Business Tax and Surcharges, page F-9

30. From disclosure in MD&A – Revenues (page 29), we note that the business tax and surcharges is accounted for as a deduction from gross revenues in determining net revenues in your consolidated statements of operations. As this is an accounting policy decision to present these items on a net basis (exclude from revenues) rather than on a gross basis (included in revenues and costs), please expand your disclosure in the notes to provide this accounting policy decision in accordance with the guidance in paragraph 4 of EITF 06-3.

Note 17(c) – Repayment of Director's Loan to the Company, page F-14
Loan to Mr. Cao Lei, page 51

31. We note that in connection with the December 31, 2007 private sale of Mr. Cao Lei's shares, the company granted the investors (purchasers) a right to put the acquired shares of common stock valued at $1.25 million to you in the event that such shares are not registered in accordance with applicable securities laws within 12 months. In accordance with the general guidance in EITF Topic D-98, ASR 268 and Rule 5-02(28) of Regulation S-X, securities with redemption features that are not solely within the control of the issuer should be classified outside of permanent equity without regard to probability of the triggering event. In your circumstance, it appears the triggering event is not appropriate for permanent equity classification as provided in the events included in paragraph 9 of EITF Topic D-98. In your updated December 31, 2007 unaudited interim consolidated financial statements, please classify these common share subject to the "put" right outside of permanent equity with appropriate note disclosure of their circumstance and accounting treatment, thereto.

Other

32. The independent public accountants in each amendment should furnish manually signed and currently dated consents to the registration statement.

33. In the event of delay in effectiveness of the registration statement, please update the financial statements in accordance with Item 310(g) of Regulation S-B.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Kuhn at (202) 551-3308 or Joe Foti at (202) 551-3381 if you have questions regarding the financial statements or related matters. Please call John Stickel at (202) 551-3324 or me at (202) 551-3750 if you have any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Via Facsimile (804) 771-5777
        Anthony W. Basch, Esq.